SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          ANCHOR FINANCIAL CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   0330361-04
                                 (CUSIP Number)

Check the following space if a fee is being paid with this statement



 1) Name and I.R.S. Identification Number of Reporting Persons.

    The Anchor Bank Employee Stock Ownership Plan - 57-0744013.

 2) Check the Appropriate Box if a Member of a Group
     (a)
     (b)

 3) SEC Use

 4) Citizenship or Place of Organization:       South Carolina

 Number of     (5) Sole Voting Power       338,457
 Shares
 Beneficially  (6) Shared Voting Power        0
 Owned by
 Each Report-  (7) Sole Dispositive Power         338,457
 ing Person
 With          (8) Shared Dispositive Power           0

 9) Aggregate Amount Beneficially Owned be Each Reporting Person  338,457

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11) Percent of Class Represented by Amount in Row (9)     8.73%

12) Type of Reporting Person      EP

Item 1

         (a)  Anchor Financial Corporation

         (b)  2002 Oak Street
              Myrtle Beach, South Carolina  29577

Item 2

         (a)  Anchor Bank Employee Stock Ownership Plan

         (b)  2002 Oak Street
              Myrtle Beach, South Carolina  29577

         (c)  United States

         (d)  Common Stock

         (e)  CUSIP Number: 0330361-04

Item 3

         (a)        Broker or Dealer registered under Section 15 of the Act
         (b)        Bank as defined in Section 3(a)(6) of the Act
         (c)        Insurance Company as defined in Section 3(a)(19) of the Act
         (d)        Investment  Company registered under section 8 of the
                    Investment Company Act
         (e)        Investment Adviser registered under section 203 of the
                    Investment Advisors Act of 1940
         (f)   X    Employee   Benefit  Plan,   which  is  subject  to  the
                    provisions of the Employee Retirement Income Security Act of 1974
         (g)        Parent Holding Company
         (h)        Group, in accordance with ss. 240.13d-1(b)(1)ii(H)


Item 4: Ownership as of December 31, 1997

         (a) Amount Beneficially Owned    338,457

         (b) Percent of Class       8.73%

         (c) Number of shares as to which  such  person  has:
             (i)   sole power to vote or to direct the vote  338,457
             (ii)  shared power to vote or to direct the vote    0
             (iii) sole power to dispose or to direct the disposition of 338,457
             (iv)  shared power to dispose or to direct the disposition of   0



Item 5

Not applicable.

Item 6

Not applicable.

Item 7

Not applicable.

Item 8

Not applicable.

Item 9

Not applicable.


Item 10

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 9, 1998
Date

By:  /s/ Tommy E. Looper
Signature

Tommy E. Looper/Executive Vice President
Name/Title